FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 10, 2005, Series 2005-DO1	333-121661 -01

Name of Person Filing the Document
(If Other than the Registrant)

05054588

[TPW: NYLEGAL:328937.1] 16159-00419 04/22/2005 11:28 AM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2005

FINANCIAL ASSET SECURITIES CORP.

By: ____________________
Name: Frank Skibo
Title: MD

[TPW: NYLEGAL:328937.1] 16159-00419 04/22/2005 11:28 AM

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SoundView Mortgage Loan Trust 2005-DO1

Decision One Mortgage
Member HSBC Group

$243,902,000 (Approximate)

Countrywide Home Loans Servicing, LP
Servicer

Greenwich Capital Markets, Inc.
Lead Underwriter

Countrywide Home Loans, Inc.
Co-Underwriter

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: April 14, 2005***

SoundView Mortgage Loan Trust 2005-DO1

$243,902,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating Moody's/ Fitch / S&P
I-A1	$358,303,000	Not Marketed Hereby		Floating Rate Senior	Aaa / AAA/ AAA
II-A1	$56,009,000	1.00 / 1.00	1-20 / 1-20	Floating Rate Senior	Aaa / AAA/ AAA
II-A2	$27,994,000	2.00 / 2.00	20-28 / 20-28	Floating Rate Senior	Aaa / AAA/ AAA
II-A3	$40,798,000	3.50 / 3.50	28-68 / 28-68	Floating Rate Senior	Aaa / AAA/ AAA
II-A4	$13,412,000	6.29 / 8.11	68-76 / 68-169	Floating Rate Senior	Aaa / AAA/ AAA
M-1	$20,456,000	4.61 / 5.04	41-76 / 41-140	Floating Rate Subordinate	Aa1 / AA+ / AA+
M-2	$18,286,000	4.56 / 4.98	40-76 / 40-134	Floating Rate Subordinate	Aa2 / AA+ / AA
M-3	$11,468,000	4.53 / 4.94	39-76 / 39-128	Floating Rate Subordinate	Aa3 / AA / AA
M-4	$10,538,000	4.51 / 4.90	39-76 / 39-123	Floating Rate Subordinate	A1 / AA- / AA-
M-5	$9,608,000	4.51 / 4.88	38-76 / 38-119	Floating Rate Subordinate	A2 / A+ / A+
M-6	$9,298,000	4.49 / 4.83	38-76 / 38-113	Floating Rate Subordinate	A3 / A / A
M-7	$7,748,000	4.49 / 4.79	38-76 / 38-107	Floating Rate Subordinate	Baa1 / A- / A
M-8	$5,889,000	4.49 / 4.75	38-76 / 38-101	Floating Rate Subordinate	Baa2 / BBB+ / A-
M-9	$6,199,000	4.46 / 4.68	37-76 / 37-96	Floating Rate Subordinate	Baa3 / BBB / BBB+
M-10	$6,199,000	4.46 / 4.59	37-76 / 37-89	Floating Rate Subordinate	Ba1 / BBB- / BBB
M-11	$6,199,000	Not Marketed Hereby		Floating Rate Subordinate	UR / BB+ / BBB-
B-1[4]	$3,409,000	Not Marketed Hereby		Floating Rate Subordinate	UR / BB / BB+
B-2[4]	$4,959,000	Not Marketed Hereby		Floating Rate Subordinate	UR / BB- / BB+
Total	$616,772,000				

(1) *The Class I-A1Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A1, Class II-A1, Class II-A2,Class II-A3, Class II-A4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, and Class M-10 Certificates are priced to the Clean-up Call Date and the Class M-11 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicer:	Countrywide Home Loans Servicing, LP.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Co-Underwriter:	Countrywide Home Loans, Inc.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	Decision One Mortgage Company LLC.
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (together, the "***Class M Certificates***") and the Class B-1 and Class B-2 Certificates (together, with the Class M Certificates, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on May 15, 2005.
Statistical Calculation Date:	The close of business on March 31, 2005. For purposes of minimizing variance in bond sizing, the collateral in this termsheet has been rolled to display the scheduled balance as of the Cut-off Date.
Expected Closing Date:	On or about May 13, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in June 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility:	The Offered Certificates (other than the Class B-1 and Class B-2 Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, Class M-1, Class M-2, Class M-3, and Class M-4 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "Optional Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Clean-up Call Date"***).
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $619,871,450 consisting of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). The Mortgage Loans are referred to herein as the "***Mortgage Loans***". See attached collateral descriptions for more information. The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans. As of the Statistical Calculation Date, the "***Group I Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $447,321,007. Approximately 13.47% of the Group I Mortgage Loans have fixed rates and approximately 86.53% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. As of the Statistical Calculation Date, the "***Group II Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, non-conforming mortgage loans with an aggregate principal balance of approximately $172,550,443. Approximately 13.59% of the Group II Mortgage Loans have fixed rates and approximately 86.41% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. On the Closing Date, up to [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate:	The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Net WAC Rate Carryover Amount:	The "***Net WAC Rate Carryover Amount***" for any Class of offered certificates and any Distribution Date is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from July 2005 to February 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans, over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
 (x) the Distribution Date occurring in June 2008 and
 (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 39.80%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	19.90 %	39.80 %
M-1	16.60 %	33.20 %
M-2	13.65 %	27.30 %
M-3	11.80 %	23.60 %
M-4	10.10 %	20.20 %
M-5	8.55 %	17.10 %
M-6	7.05 %	14.10 %
M-7	5.80 %	11.60 %
M-8	4.85 %	9.70 %
M-9	3.85 %	7.70 %
M-10	2.85 %	5.70 %
M-11	1.85 %	3.70 %
B-1	1.30 %	2.60 %
B-2	0.50 %	1.00 %

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [37.50]% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
June 2007 – May 2008	[1.50]% for the first month plus 1/12th of [1.75]% for each month thereafter
June 2008 – May 2009	[3.25]% for the first month plus 1/12th of [1.75]% for each month thereafter
June 2009 – May 2010	[5.00]% for the first month plus 1/12th of [1.25]% for each month thereafter
June 2010 – May 2011	[6.25]% for the first month plus 1/12th of [0.75]% for each month thereafter
June 2011 and thereafter	[7.00]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-11 Certificates, fourth to the Class M-10 Certificates, fifth to the Class M-9 Certificates, sixth to the Class M-8 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth, to the Class M-2 Certificates and thirteenth, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class M-10 Certificates, thirteenth monthly interest to the Class M-11 Certificates, fourteenth monthly interest to the Class B-1 Certificates and fifteenth, monthly interest to the Class B-2 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class M-10 Certificates, twelfth monthly principal to the Class M-11 Certificates, thirteenth monthly principal to the Class B-1 Certificates and fourteenth, monthly principal to the Class B-2 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class M-11 Certificates, then any unpaid applied Realized Loss amount to the Class M-11 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class M-11 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth to the Class M-10 Certificates, eleventh to the Class M-11 Certificates, twelfth to the Class B-1 Certificates and thirteenth, to the Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 39.80% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 33.20% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 27.30% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 23.60% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 20.20% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 17.10% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 14.10% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 11.60% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 9.70% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 7.70% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 5.70% credit enhancement, twelfth to the Class M-11 Certificates such that the Class M-11 Certificates will have at least 3.70% credit enhancement, thirteenth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 2.60% credit enhancement and fourteenth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA
2	611,745,200	6.535790	10.000000
3	605,977,942	6.324970	10.000000
4	599,480,003	6.324980	10.000000
5	592,263,816	6.535820	10.000000
6	584,344,556	6.324980	10.000000
7	575,740,116	6.535810	10.000000
8	566,471,072	6.324970	10.000000
9	556,560,620	6.324950	10.000000
10	546,034,659	7.002610	10.000000
11	535,048,357	6.324930	10.000000
12	523,628,327	6.535790	10.000000
13	511,800,338	6.325000	10.000000
14	499,591,864	6.535890	10.000000
15	487,031,961	6.325140	10.000000
16	474,151,137	6.325250	10.000000
17	460,981,208	6.536220	10.000000
18	447,555,141	6.325530	10.000000
19	433,906,897	6.537860	10.000000
20	420,071,578	6.328410	10.000000
21	406,085,235	6.380140	10.000000
22	392,059,547	9.457860	10.000000
23	378,637,791	8.538640	10.000000
24	365,678,319	8.819150	10.000000
25	353,165,053	8.531060	10.000000
26	341,082,477	8.811660	10.000000
27	329,415,617	8.540340	10.000000
28	318,150,076	9.248620	10.000000
29	307,294,663	9.551160	10.000000
30	296,811,605	9.237430	10.000000
31	286,687,993	9.539910	10.000000
32	276,911,366	9.228230	10.000000
33	267,469,699	9.499130	10.000000
34 and thereafter	0	0.000000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1] (%)	Period	Effective Net WAC Cap Schedule [1] (%)
1	4.56	31	10.00
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.91
5	10.00	35	10.20
6	10.00	36	10.53
7	10.00	37	10.18
8	10.00	38	10.52
9	10.00	39	10.27
10	10.00	40	10.96
11	10.00	41	11.32
12	10.00	42	10.94
13	10.00	43	11.29
14	10.00	44	10.92
15	10.00	45	10.99
16	10.00	46	12.16
17	10.00	47	10.97
18	10.00	48	11.33
19	10.00	49	10.95
20	10.00	50	11.31
21	10.00	51	11.01
22	10.00	52	11.00
23	10.00	53	11.36
24	10.00	54	10.98
25	10.00	55	11.33
26	10.00	56	10.96
27	10.00	57	10.94
28	10.00	58	12.10
29	10.00	59	10.92
30	10.00	60	11.27

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1) (%)	Period	Effective Net WAC Cap Schedule (1) (%)
61	10.89	72	11.11
62	11.24	73	10.74
63	10.87	74	11.08
64	10.86	75	10.71
65	11.20	76	10.69
66	10.83		
67	11.18		
68	10.80		
69	10.79		
70	11.93		
71	10.76		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
1	2.95000	3.41000	1.85	No	Yes
2	3.17800	3.54400	2.98	No	Yes
3	3.26600	3.67100	2.78	No	Yes
4	3.47600	3.79400	2.57	No	Yes
5	3.63000	3.89000	2.54	No	Yes
6	3.72300	3.97000	2.32	No	Yes
7	3.83300	4.04200	2.34	No	Yes
8	3.92600	4.09900	2.11	No	Yes
9	3.99500	4.14800	2.04	No	Yes
10	4.04500	4.19100	2.40	No	Yes
11	4.09900	4.23100	1.93	No	Yes
12	4.14800	4.26800	2.02	No	Yes
13	4.17400	4.30500	1.85	No	Yes
14	4.21100	4.34200	1.95	No	Yes
15	4.24900	4.37500	1.77	No	Yes
16	4.28200	4.40400	1.73	No	Yes
17	4.32000	4.43100	1.83	No	Yes
18	4.36100	4.45400	1.64	No	Yes
19	4.39100	4.46600	1.76	No	Yes
20	4.40500	4.47200	1.59	No	Yes
21	4.42000	4.48100	1.62	No	Yes
22	4.44600	4.49200	4.24	No	Yes
23	4.45100	4.50300	3.73	No	Yes
24	4.43200	4.51800	3.90	No	Yes
25	4.42800	4.54000	3.72	No	Yes
26	4.45800	4.56600	3.84	No	Yes
27	4.48600	4.59000	3.65	No	Yes
28	4.51200	4.61300	4.34	No	Yes
29	4.53700	4.63300	4.47	No	Yes
30	4.56100	4.65100	4.26	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (30/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
31	4.58200	4.66700	4.39	No	Yes
32	4.60100	4.67900	4.18	No	Yes
33	4.61700	4.69000	4.43	No	Yes
34	4.63200	4.69800	5.05	No	Yes
35	4.64300	4.70400	4.67	No	Yes
36	4.65200	4.70900	4.82	No	Yes
37	4.65700	4.71400	4.62	No	Yes
38	4.66000	4.72000	4.86	No	Yes
39	4.66400	4.72700	4.79	No	Yes
40	4.66900	4.73600	4.82	No	Yes
41	4.67500	4.74600	4.99	No	Yes
42	4.68200	4.75800	4.81	No	Yes
43	4.69100	4.77300	4.97	No	Yes
44	4.70200	4.78900	4.79	No	Yes
45	4.71500	4.80600	4.82	No	Yes
46	4.73000	4.82200	5.39	No	Yes
47	4.74800	4.83800	4.84	No	Yes
48	4.76800	4.85300	4.99	No	Yes
49	4.78600	4.86600	4.80	No	Yes
50	4.80000	4.87700	4.96	No	Yes
51	4.81200	4.88700	4.77	No	Yes
52	4.82300	4.89600	4.81	No	Yes
53	4.83400	4.90400	4.97	No	Yes
54	4.84300	4.91100	4.78	No	Yes
55	4.85200	4.91700	4.95	No	Yes
56	4.85900	4.92200	4.76	No	Yes
57	4.86500	4.92900	4.76	No	Yes
58	4.87000	4.93700	5.30	No	Yes
59	4.87400	4.94600	4.77	No	Yes
60	4.87700	4.95700	4.94	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (30/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
61	4.88500	4.96900	4.75	No	Yes
62	4.89800	4.98200	4.91	No	Yes
63	4.91200	4.99500	4.73	No	Yes
64	4.92500	5.00700	4.76	No	Yes
65	4.93700	5.01900	4.93	No	Yes
66	4.95000	5.03100	4.73	No	Yes
67	4.96200	5.04300	4.90	No	Yes
68	4.97300	5.05400	4.71	No	Yes
69	4.98500	5.06400	4.70	No	Yes
70	4.99600	5.07400	5.27	No	Yes
71	5.00600	5.08400	4.73	No	Yes
72	5.01600	5.09300	4.90	No	Yes
73	5.02600	5.10200	4.71	No	Yes
74	5.03500	5.11100	4.88	No	Yes
75	5.04400	5.11800	4.70	No	Yes
76	5.05300	5.12600	4.73	Yes	Yes

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (30/360 basis).

Breakeven Losses

Class	M-1	M-2	M-3	M-4	M-5	M-6
Rating (M/F/S)	Aa1 / AA+ / AA+	Aa2 / AA+ / AA	Aa3 / AA / AA	A1 / AA- / AA-	A2 / A+ / A+	A3 / A / A
Loss Severity	30%	30%	30%	30%	30%	30%
Default	40.314 CDR	32.147 CDR	27.747 CDR	24.091 CDR	21.050 CDR	18.306 CDR
Collateral Loss	19.86%	17.53%	16.04%	14.66%	13.40%	12.15%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	26.907 CDR	22.150 CDR	19.454 CDR	17.134 CDR	15.153 CDR	13.321 CDR
Collateral Loss	20.98%	18.49%	16.92%	15.45%	14.11%	12.79%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	20.192 CDR	16.892 CDR	14.973 CDR	13.292 CDR	11.833 CDR	10.465 CDR
Collateral Loss	21.70%	19.11%	17.48%	15.95%	14.56%	13.19%

Class	M-7	M-8	M-9	M-10
Rating (M/F/S)	Baa1 / A- / A	Baa2 / BBB+ / A-	Baa3 / BBB / BBB+	Ba1 / BBB- / BBB
Loss Severity	30%	30%	30%	30%
Default	16.103 CDR	14.500 CDR	12.770 CDR	11.055 CDR
Collateral Loss	11.07%	10.23%	9.28%	8.27%
Loss Severity	40%	40%	40%	40%
Default	11.812 CDR	10.695 CDR	9.477 CDR	8.251 CDR
Collateral Loss	11.63%	10.74%	9.73%	8.66%
Loss Severity	50%	50%	50%	50%
Default	9.325 CDR	8.472 CDR	7.529 CDR	6.581 CDR
Collateral Loss	12.00%	11.07%	10.01%	8.91%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Delinquency trigger is failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.25	1.11	1.00	0.90	0.81
MDUR (yr)	1.20	1.07	0.97	0.87	0.79
First Prin Pay	06/2005	06/2005	06/2005	06/2005	06/2005
Last Prin Pay	06/2007	03/2007	01/2007	11/2006	09/2006

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.25	1.11	1.00	0.90	0.81
MDUR (yr)	1.20	1.07	0.97	0.87	0.79
First Prin Pay	06/2005	06/2005	06/2005	06/2005	06/2005
Last Prin Pay	06/2007	03/2007	01/2007	11/2006	09/2006

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.60	2.25	2.00	1.78	1.60
MDUR (yr)	2.46	2.14	1.91	1.70	1.54
First Prin Pay	06/2007	03/2007	01/2007	11/2006	09/2006
Last Prin Pay	06/2008	01/2008	09/2007	05/2007	03/2007

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.60	2.25	2.00	1.78	1.60
MDUR (yr)	2.46	2.14	1.91	1.70	1.54
First Prin Pay	06/2007	03/2007	01/2007	11/2006	09/2006
Last Prin Pay	06/2008	01/2008	09/2007	05/2007	03/2007

Weighted Average Life Tables

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.03	4.18	3.50	2.76	2.28
MDUR (yr)	4.55	3.84	3.25	2.60	2.17
First Prin Pay	06/2008	01/2008	09/2007	05/2007	03/2007
Last Prin Pay	06/2013	01/2012	01/2011	02/2010	03/2008

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.03	4.18	3.50	2.76	2.28
MDUR (yr)	4.55	3.84	3.25	2.60	2.17
First Prin Pay	06/2008	01/2008	09/2007	05/2007	03/2007
Last Prin Pay	06/2013	01/2012	01/2011	02/2010	03/2008

Class II-A4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.93	7.44	6.29	5.30	3.75
MDUR (yr)	7.62	6.50	5.60	4.79	3.47
First Prin Pay	06/2013	01/2012	01/2011	02/2010	03/2008
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class II-A4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.51	9.55	8.11	6.84	4.96
MDUR (yr)	9.34	8.00	6.95	5.99	4.44
First Prin Pay	06/2013	01/2012	01/2011	02/2010	03/2008
Last Prin Pay	12/2024	11/2021	06/2019	07/2017	08/2015

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.16	4.61	4.38	4.52
MDUR (yr)	5.38	4.62	4.18	4.00	4.12
First Prin Pay	07/2008	08/2008	10/2008	03/2009	09/2009
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.75	5.67	5.04	4.75	5.04
MDUR (yr)	5.80	4.98	4.51	4.29	4.55
First Prin Pay	07/2008	08/2008	10/2008	03/2009	09/2009
Last Prin Pay	10/2021	01/2019	01/2017	04/2015	09/2013

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.15	4.56	4.22	4.24
MDUR (yr)	5.37	4.61	4.13	3.86	3.88
First Prin Pay	07/2008	07/2008	09/2008	12/2008	04/2009
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.64	4.98	4.57	4.54
MDUR (yr)	5.78	4.96	4.45	4.14	4.12
First Prin Pay	07/2008	07/2008	09/2008	12/2008	04/2009
Last Prin Pay	03/2021	07/2018	07/2016	11/2014	05/2013

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.14	4.53	4.14	4.02
MDUR (yr)	5.37	4.60	4.11	3.78	3.69
First Prin Pay	07/2008	07/2008	08/2008	11/2008	02/2009
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.70	5.62	4.94	4.48	4.31
MDUR (yr)	5.76	4.94	4.41	4.05	3.92
First Prin Pay	07/2008	07/2008	08/2008	11/2008	02/2009
Last Prin Pay	06/2020	12/2017	01/2016	05/2014	12/2012

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.14	4.51	4.09	3.90
MDUR (yr)	5.33	4.57	4.07	3.72	3.57
First Prin Pay	07/2008	07/2008	08/2008	10/2008	12/2008
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.60	4.90	4.41	4.17
MDUR (yr)	5.71	4.90	4.36	3.98	3.79
First Prin Pay	07/2008	07/2008	08/2008	10/2008	12/2008
Last Prin Pay	12/2019	06/2017	08/2015	01/2014	09/2012

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.14	4.51	4.05	3.82
MDUR (yr)	5.32	4.56	4.06	3.68	3.50
First Prin Pay	07/2008	06/2008	07/2008	09/2008	11/2008
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.65	5.57	4.88	4.36	4.08
MDUR (yr)	5.68	4.87	4.33	3.93	3.71
First Prin Pay	07/2008	06/2008	07/2008	09/2008	11/2008
Last Prin Pay	06/2019	01/2017	04/2015	09/2013	05/2012

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.49	4.02	3.75
MDUR (yr)	5.32	4.55	4.03	3.65	3.44
First Prin Pay	07/2008	06/2008	07/2008	08/2008	09/2008
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.62	5.53	4.83	4.30	3.99
MDUR (yr)	5.65	4.83	4.29	3.88	3.63
First Prin Pay	07/2008	06/2008	07/2008	08/2008	09/2008
Last Prin Pay	11/2018	07/2016	10/2014	05/2013	01/2012

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.49	4.00	3.70
MDUR (yr)	5.22	4.48	3.98	3.59	3.35
First Prin Pay	07/2008	06/2008	07/2008	08/2008	09/2008
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.57	5.49	4.79	4.26	3.92
MDUR (yr)	5.50	4.72	4.20	3.79	3.52
First Prin Pay	07/2008	06/2008	07/2008	08/2008	09/2008
Last Prin Pay	02/2018	12/2015	04/2014	11/2012	09/2011

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.49	3.97	3.66
MDUR (yr)	5.20	4.46	3.97	3.56	3.31
First Prin Pay	07/2008	06/2008	07/2008	07/2008	08/2008
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.51	5.44	4.75	4.19	3.84
MDUR (yr)	5.45	4.68	4.16	3.73	3.45
First Prin Pay	07/2008	06/2008	07/2008	07/2008	08/2008
Last Prin Pay	06/2017	05/2015	10/2013	06/2012	05/2011

Weighted Average Life Tables

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.46	3.96	3.64
MDUR (yr)	5.09	4.38	3.88	3.50	3.25
First Prin Pay	07/2008	06/2008	06/2008	07/2008	07/2008
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.43	5.38	4.68	4.14	3.79
MDUR (yr)	5.28	4.54	4.03	3.63	3.36
First Prin Pay	07/2008	06/2008	06/2008	07/2008	07/2008
Last Prin Pay	10/2016	10/2014	05/2013	02/2012	01/2011

Class M-10 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.46	3.96	3.61
MDUR (yr)	4.85	4.20	3.75	3.39	3.13
First Prin Pay	07/2008	06/2008	06/2008	06/2008	07/2008
Last Prin Pay	05/2014	11/2012	09/2011	09/2010	11/2009

Class M-10 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.27	4.59	4.06	3.69
MDUR (yr)	4.96	4.29	3.83	3.46	3.19
First Prin Pay	07/2008	06/2008	06/2008	06/2008	07/2008
Last Prin Pay	12/2015	02/2014	10/2012	08/2011	08/2010

Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$619,871,450	$33,966	$672,418
Average Scheduled Principal Balance	$148,401		
Number of Mortgage Loans	4,177		
Weighted Average Gross Coupon	7.046%	5.140%	11.490%
Weighted Average FICO Score	622	501	814
Weighted Average Combined Original LTV	80.19%	17.28%	100.00%
Weighted Average Original Term	359 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	118 months	359 months
Weighted Average Seasoning	3 months	1 months	8 months
Weighted Average Gross Margin	6.751%	0.250%	11.240%
Weighted Average Minimum Interest Rate	6.751%	0.250%	11.240%
Weighted Average Maximum Interest Rate	13.029%	11.140%	17.490%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	22 months	16 months	34 months
Maturity Date		Feb. 17, 2015	Apr. 1, 2035
Maximum Zip Code Concentration	0.41%	93722	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	40	$1,968,319.47	0.32%	8.171%	346	68.23%	607
50,000.01 - 100,000.00	1,294	99,826,801.39	16.10	7.435	354	79.50	620
100,000.01 - 150,000.00	1,212	148,935,257.40	24.03	7.063	355	80.53	624
150,000.01 - 200,000.00	760	131,596,915.54	21.23	6.972	356	79.90	621
200,000.01 - 250,000.00	437	97,739,825.12	15.77	6.893	356	79.96	620
250,000.01 - 300,000.00	219	59,788,405.50	9.65	6.884	357	80.12	625
300,000.01 - 350,000.00	96	31,087,410.53	5.02	6.855	357	82.55	623
350,000.01 - 400,000.00	69	25,688,024.78	4.14	6.907	357	81.96	629
400,000.01 - 450,000.00	27	11,438,719.18	1.85	6.882	357	82.08	623
450,000.01 - 500,000.00	16	7,734,577.66	1.25	7.571	357	74.80	594
500,000.01 - 550,000.00	2	1,025,520.33	0.17	6.988	355	82.69	650
550,000.01 - 600,000.00	3	1,757,675.27	0.28	6.635	357	81.13	640
600,000.01 - 650,000.00	1	611,579.59	0.10	5.950	356	90.00	604
650,000.01 - 700,000.00	1	672,418.01	0.11	6.250	357	76.97	654
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	42	$7,574,368.89	1.22%	5.344%	356	78.33%	643
5.500 - 5.999	281	51,918,569.32	8.38	5.829	356	78.45	650
6.000 - 6.499	584	96,998,429.13	15.65	6.309	357	79.50	634
6.500 - 6.999	1,248	195,401,117.48	31.52	6.789	356	80.04	632
7.000 - 7.499	801	113,422,837.88	18.30	7.261	355	81.67	620
7.500 - 7.999	643	86,556,625.72	13.96	7.759	355	80.95	604
8.000 - 8.499	253	30,771,202.76	4.96	8.260	355	80.63	589
8.500 - 8.999	198	24,379,826.90	3.93	8.758	355	80.07	574
9.000 - 9.499	72	7,203,704.68	1.16	9.265	357	77.75	558
9.500 - 9.999	38	4,187,585.55	0.68	9.751	354	75.91	543
10.000 -10.499	8	706,830.57	0.11	10.270	357	74.66	538
10.500 -10.999	6	454,322.95	0.07	10.790	324	76.48	542
11.000 -11.499	3	296,027.94	0.05	11.391	357	66.84	545
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

FICO	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	41	$6,407,170.98	1.03%	7.882%	357	75.18%	521
525-549	279	43,848,501.08	7.07	8.057	356	75.57	539
550-574	386	56,438,271.86	9.10	7.621	356	78.33	563
575-599	602	88,388,900.97	14.26	7.122	356	79.17	587
600-624	971	138,042,882.48	22.27	6.985	356	81.10	612
625-649	835	125,128,428.55	20.19	6.800	356	81.06	637
650-674	500	75,194,878.74	12.13	6.753	355	81.34	661
675-699	302	46,389,161.30	7.48	6.828	353	81.21	685
700+	261	40,033,253.81	6.46	6.606	356	81.70	731
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	66	$7,935,093.90	1.28%	6.965%	353	40.84%	600
50.00- 54.99	46	6,289,133.60	1.01	7.307	352	52.16	591
55.00- 59.99	58	8,610,298.50	1.39	7.219	354	57.36	595
60.00- 64.99	79	12,295,283.92	1.98	7.014	357	62.78	599
65.00- 69.99	121	20,331,065.25	3.28	7.008	354	67.81	592
70.00- 74.99	172	28,372,696.44	4.58	7.145	357	72.12	600
75.00- 79.99	348	59,904,986.74	9.66	7.174	355	77.00	597
80.00	1,941	259,032,910.99	41.79	6.852	356	80.00	638
80.01- 84.99	173	31,477,415.79	5.08	7.117	356	83.60	608
85.00- 89.99	506	84,406,211.15	13.62	7.239	356	86.09	610
90.00- 94.99	646	97,406,262.68	15.71	7.232	355	90.01	631
95.00- 99.99	20	3,741,011.10	0.60	7.498	356	95.00	613
100.00	1	69,079.71	0.01	7.190	354	100.00	680
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	2	$156,272.33	0.03%	7.297%	118	76.81%	603
180	28	2,718,406.53	0.44	7.601	177	77.53	633
240	18	1,999,553.90	0.32	7.350	237	78.86	646
300	2	225,615.00	0.04	7.777	297	87.48	699
360	4,127	614,771,602.01	99.18	7.042	357	80.20	622
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	2	$156,272.33	0.03%	7.297%	118	76.81%	603
121-180	28	2,718,406.53	0.44	7.601	177	77.53	633
181-240	18	1,999,553.90	0.32	7.350	237	78.86	646
241-300	2	225,615.00	0.04	7.777	297	87.48	699
301-360	4,127	614,771,602.01	99.18	7.042	357	80.20	622
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	131	$14,224,875.77	2.29%	7.089%	355	75.41%	622
20.01 -25.00	204	24,530,045.92	3.96	7.225	354	80.26	619
25.01 -30.00	332	43,828,840.58	7.07	7.106	356	78.93	617
30.01 -35.00	486	65,569,829.08	10.58	7.093	356	80.00	622
35.01 -40.00	674	92,576,562.73	14.93	7.090	356	80.15	621
40.01 -45.00	893	135,200,875.57	21.81	6.996	355	80.31	626
45.01 -50.00	1,202	191,245,291.16	30.85	6.982	355	80.84	628
50.01 -55.00	234	48,630,888.54	7.85	7.140	356	79.82	598
55.01 -60.00	17	3,433,832.93	0.55	6.835	357	83.18	605
60.01+	4	630,407.49	0.10	7.114	357	84.39	586
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,568	$536,182,848.61	86.5%	7.029%	357	80.36%	618
Fixed	609	83,688,601.16	13.50	7.154	348	79.11	646
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Product	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	3,126	$463,092,920.48	74.71%	7.079%	357	80.38%	616
2/28 6 MO LIBOR IO	54	11,189,620.58	1.81	6.564	356	83.09	648
3/27 6 MO LIBOR	374	58,906,887.77	9.50	6.762	356	79.66	629
3/27 6 MO LIBOR IO	14	2,993,419.78	0.48	6.257	356	79.79	640
Balloon 15/30	2	236,278.36	0.04	7.243	177	85.88	632
Fixed Rate	601	82,218,126.95	13.26	7.163	348	79.15	646
Fixed Rate 5Yr IO	6	1,234,195.85	0.20	6.575	357	75.37	673
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Interest Only	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	74	$15,417,236.21	2.49%	6.505%	356	81.83%	648
Not Interest Only	4,103	604,454,213.56	97.51	7.060	356	80.15	621
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NA	779	$121,449,842.24	19.59%	7.278%	355	79.85%	626
12 months	65	12,105,291.44	1.95	7.110	356	79.43	618
24 months	2,420	355,089,193.77	57.28	6.999	357	80.37	615
36 months	913	131,227,122.32	21.17	6.953	352	80.09	637
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Lien	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,177	$619,871,449.77	100.00%	7.046%	356	80.19%	622
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Documentation Type	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	2,724	$364,637,664.07	58.82%	6.978%	355	80.51%	613
Limited Documentation	119	21,314,909.40	3.44	6.655	356	78.97	635
No Documentation	1	278,400.00	0.04	5.290	355	80.00	725
Stated Income	1,333	233,640,476.30	37.69	7.190	356	79.80	634
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,077	$335,213,454.41	54.08%	7.15%	355	79.26%	608
Purchase	1,580	207,146,878.67	33.42	6.936	356	81.50	639
Rate/Term Refinance	520	77,511,116.69	12.50	6.891	354	80.70	635
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Property Type	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	122	$20,131,681.60	3.25%	7.122%	357	80.44%	624
3 Units	49	11,190,974.42	1.81	6.807	357	77.89	641
4 Units	14	2,613,083.38	0.42	7.112	357	82.05	669
Condominium	221	30,109,854.51	4.86	6.956	357	80.42	631
Duplex	1	382,297.69	0.06	6.870	356	85.00	642
Mobile Home	1	211,290.50	0.03	6.940	357	75.71	612
PUD	102	17,648,491.17	2.85	6.875	355	80.40	623
Single Family	3,642	534,406,152.64	86.21	7.057	355	80.21	621
Townhouse	25	3,177,623.86	0.51	7.327	357	78.41	606
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	143	$16,149,911.17	2.61%	7.614%	356	84.6%	651
Primary	4,025	602,748,753.07	97.24	7.031	356	80.08	621
Second Home	9	972,785.53	0.16	6.671	357	74.02	658
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

State	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	17	$2,120,077.55	0.34%	7.404%	350	81.64%	623
Arizona	144	21,466,399.70	3.46	6.958	357	80.50	624
Arkansas	6	846,698.37	0.14	7.399	357	81.28	610
California	376	84,761,576.21	13.67	6.643	357	77.20	620
Colorado	33	4,835,057.75	0.78	6.704	355	79.99	634
Connecticut	37	6,583,674.31	1.06	6.854	353	78.31	628
Delaware	34	4,793,913.71	0.77	7.058	357	81.33	628
Florida	419	60,230,309.44	9.72	7.110	356	80.45	618
Georgia	114	15,225,570.34	2.46	7.134	355	79.90	623
Idaho	19	2,203,272.80	0.36	6.826	357	82.29	626
Illinois	235	35,060,402.86	5.66	7.136	356	81.28	619
Indiana	121	12,347,066.03	1.99	7.072	355	82.37	619
Iowa	52	4,981,804.81	0.80	7.273	357	82.12	619
Kansas	33	3,383,037.86	0.55	7.460	350	81.82	622
Kentucky	45	5,128,829.42	0.83	6.886	357	83.27	632
Louisiana	31	3,495,849.71	0.56	7.422	356	81.08	628
Maine	6	696,834.70	0.11	6.674	357	77.57	651
Maryland	165	31,535,629.56	5.09	6.952	357	79.47	611
Massachusetts	61	13,613,101.05	2.20	6.630	356	78.82	629
Michigan	214	25,095,432.85	4.05	7.367	356	82.51	623
Minnesota	137	22,308,511.21	3.60	7.017	357	82.03	624
Mississippi	20	1,826,633.79	0.29	7.235	357	81.89	639
Missouri	97	11,252,654.47	1.82	7.243	353	81.57	620
Montana	3	508,842.03	0.08	6.482	357	82.54	703
Nebraska	22	2,104,319.60	0.34	7.378	357	81.99	625
Nevada	70	14,410,855.75	2.32	6.911	357	80.59	619
New Hampshire	14	2,468,100.70	0.40	7.207	357	75.74	626
New Jersey	130	27,966,292.57	4.51	7.264	356	77.62	616
New Mexico	10	1,609,272.35	0.26	7.457	357	82.28	598
New York	71	13,205,051.78	2.13	7.016	355	80.10	635
North Carolina	141	16,263,072.47	2.62	7.352	357	81.58	620
North Dakota	5	368,662.85	0.06	6.626	357	73.84	616
Ohio	196	21,366,748.14	3.45	6.971	355	81.65	628
Oklahoma	18	2,457,574.71	0.40	7.092	343	79.64	631
Oregon	61	10,564,665.42	1.70	6.616	357	82.38	635
Pennsylvania	208	26,247,276.14	4.23	7.255	354	80.75	618
Rhode Island	24	4,882,627.94	0.79	6.816	357	79.98	627
South Carolina	85	8,790,654.89	1.42	7.553	350	82.12	615
South Dakota	17	1,567,542.49	0.25	7.344	357	81.63	626
Tennessee	120	11,567,309.62	1.87	7.253	351	81.94	629
Texas	138	14,427,632.49	2.33	7.364	351	79.61	642
Utah	12	1,605,929.13	0.26	7.172	357	80.69	600
Virginia	173	28,338,977.18	4.57	7.252	353	79.86	618
Washington	64	11,956,606.79	1.93	6.613	357	81.25	625

Continued on Next Page...

State *(Continued...)*	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
West Virginia	38	$5,335,797.13	0.86%	7.188%	357	79.08%	622
Wisconsin	129	16,859,829.27	2.72	7.262	357	80.88	625
Wyoming	12	1,205,469.83	0.19	6.929	357	81.49	643
Total	**4,177**	**$619,871,449.77**	**100.00%**	**7.046%**	**356**	**80.19%**	**622**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.001 - 0.999	1	$396,990.17	0.07%	5.990%	356	70.62%	663
4.500 - 4.999	11	1,637,950.90	0.31	5.184	356	77.86	641
5.000 - 5.499	132	24,297,928.68	4.53	5.684	356	77.82	647
5.500 - 5.999	385	66,771,747.31	12.45	6.082	357	79.33	638
6.000 - 6.499	762	122,657,792.53	22.88	6.547	357	79.65	630
6.500 - 6.999	971	146,769,586.11	27.37	6.998	357	80.84	624
7.000 - 7.499	605	82,320,112.03	15.35	7.499	357	81.62	606
7.500 - 7.999	336	47,262,989.62	8.81	7.977	357	81.76	592
8.000 - 8.499	189	23,726,171.78	4.43	8.505	357	81.11	576
8.500 - 8.999	110	13,018,397.39	2.43	8.931	357	79.59	563
9.000 - 9.499	47	4,929,017.15	0.92	9.481	357	78.66	548
9.500 - 9.999	13	1,717,156.35	0.32	9.927	357	73.65	535
10.000 -10.499	5	491,749.70	0.09	10.458	357	72.52	531
11.000 -11.499	1	185,258.89	0.03	11.490	357	70.00	547
Total	**3,568**	**$536,182,848.61**	**100.00%**	**7.029%**	**357**	**80.36%**	**618**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.001 - 0.999	1	$396,990.17	0.07%	5.99%	356	70.62%	663
4.500 - 4.999	11	1,637,950.90	0.31	5.184	356	77.86	641
5.000 - 5.499	132	24,297,928.68	4.53	5.684	356	77.82	647
5.500 - 5.999	385	66,771,747.31	12.45	6.082	357	79.33	638
6.000 - 6.499	762	122,657,792.53	22.88	6.547	357	79.65	630
6.500 - 6.999	971	146,769,586.11	27.37	6.998	357	80.84	624
7.000 - 7.499	605	82,320,112.03	15.35	7.499	357	81.62	606
7.500 - 7.999	336	47,262,989.62	8.81	7.977	357	81.76	592
8.000 - 8.499	189	23,726,171.78	4.43	8.505	357	81.11	576
8.500 - 8.999	110	13,018,397.39	2.43	8.931	357	79.59	563
9.000 - 9.499	47	4,929,017.15	0.92	9.481	357	78.66	548
9.500 - 9.999	13	1,717,156.35	0.32	9.927	357	73.65	535
10.000 -10.499	5	491,749.70	0.09	10.458	357	72.52	531
11.000 -11.499	1	185,258.89	0.03	11.490	357	70.00	547
Total	**3,568**	**$536,182,848.61**	**100.00%**	**7.029%**	**357**	**80.36%**	**618**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	42	$7,574,368.89	1.41%	5.344%	356	78.33%	643
11.500 -11.999	265	48,244,406.36	9.00	5.824	357	78.29	649
12.000 -12.499	508	83,742,557.77	15.62	6.309	357	79.54	629
12.500 -12.999	1,066	167,512,536.38	31.24	6.787	357	80.26	629
13.000 -13.499	680	97,745,956.26	18.23	7.258	357	81.78	616
13.500 -13.999	529	72,997,449.48	13.61	7.757	357	80.99	598
14.000 -14.499	212	26,459,615.74	4.93	8.264	357	82.17	582
14.500 -14.999	169	21,376,596.04	3.99	8.757	357	80.30	570
15.000 -15.499	59	6,255,095.76	1.17	9.266	357	78.01	553
15.500 -15.999	30	3,362,469.62	0.63	9.757	357	77.06	540
16.000 -16.499	5	531,907.88	0.10	10.209	357	75.20	533
16.500 -16.999	2	194,629.54	0.04	10.712	356	66.46	529
17.000 -17.499	1	185,258.89	0.03	11.490	357	70.00	547
Total	**3,568**	**$536,182,848.61**	**100.00%**	**7.029%**	**357**	**80.36%**	**618**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	3,568	$536,182,848.61	100.00%	7.029%	357	80.36%	618
Total	**3,568**	**$536,182,848.61**	**100.00%**	**7.029%**	**357**	**80.36%**	**618**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,568	$536,182,848.61	100.00%	7.029%	357	80.36%	618
Total	**3,568**	**$536,182,848.61**	**100.00%**	**7.029%**	**357**	**80.36%**	**618**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
September-06	2	$295,436.70	0.06%	6.989%	352	73.21%	591
October-06	9	1,721,276.30	0.32	6.906	354	81.93	619
November-06	45	7,046,865.63	1.31	7.198	354	82.34	603
December-06	169	25,196,788.23	4.70	6.835	355	82.46	628
January-07	972	141,233,751.58	26.34	7.062	356	80.33	616
February-07	1,572	231,680,896.52	43.21	7.101	357	80.31	617
March-07	409	66,781,049.16	12.45	7.035	358	80.18	615
April-07	2	326,476.94	0.06	7.140	359	81.52	610
August-07	1	91,205.33	0.02	6.300	352	80.00	617
October-07	1	108,282.75	0.02	8.040	354	85.00	554
November-07	25	4,148,697.09	0.77	6.593	355	81.79	628
December-07	62	11,001,449.51	2.05	6.661	355	80.31	615
January-08	147	23,844,088.97	4.45	6.687	356	78.34	632
February-08	125	18,848,200.69	3.52	6.835	357	80.26	634
March-08	27	3,858,383.21	0.72	6.931	358	80.65	633
Total	**3,568**	**$536,182,848.61**	**100.00%**	**7.029%**	**357**	**80.36%**	**618**

Group I Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$447,321,007	$33,966	$417,357
Average Scheduled Principal Balance	$142,142		
Number of Mortgage Loans	3,147		
Weighted Average Gross Coupon	7.055%	5.140%	11.390%
Weighted Average FICO Score	619	501	814
Weighted Average Combined Original LTV	80.13%	23.04%	100.00%
Weighted Average Original Term	359 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	118 months	359 months
Weighted Average Seasoning	3 months	1 months	8 months
Weighted Average Gross Margin	6.768%	4.890%	10.440%
Weighted Average Minimum Interest Rate	6.768%	4.890%	10.440%
Weighted Average Maximum Interest Rate	13.044%	11.140%	16.690%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	22 months	16 months	34 months
Maturity Date		Feb. 17, 2015	Apr. 1, 2035
Maximum Zip Code Concentration	0.46%	93722	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	20	$979,759.69	0.22%	8.336%	345	68.28%	590
50,000.01 - 100,000.00	894	70,586,772.12	15.78	7.367	355	79.89	621
100,000.01 - 150,000.00	1,115	137,123,742.25	30.65	7.050	355	80.57	626
150,000.01 - 200,000.00	560	96,487,402.75	21.57	7.005	356	79.91	616
200,000.01 - 250,000.00	309	69,072,959.82	15.44	6.909	356	79.12	614
250,000.01 - 300,000.00	166	45,401,946.21	10.15	6.975	357	79.96	617
300,000.01 - 350,000.00	65	21,033,467.45	4.70	6.981	357	81.86	611
350,000.01 - 400,000.00	16	5,815,025.07	1.30	6.716	357	83.85	627
400,000.01 - 450,000.00	2	819,931.51	0.18	6.407	357	90.00	619
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	33	$5,490,807.07	1.23%	5.323%	356	77.87%	639
5.500 - 5.999	200	33,414,367.79	7.47	5.838	357	77.48	645
6.000 - 6.499	451	70,384,639.96	15.73	6.314	356	79.32	632
6.500 - 6.999	956	140,835,351.62	31.48	6.789	356	79.86	630
7.000 - 7.499	628	85,717,720.91	19.16	7.262	355	81.71	617
7.500 - 7.999	478	63,779,023.03	14.26	7.753	355	80.80	603
8.000 - 8.499	176	21,540,988.15	4.82	8.268	355	81.88	588
8.500 - 8.999	139	16,846,699.22	3.77	8.750	355	80.60	577
9.000 - 9.499	49	5,509,345.78	1.23	9.251	357	78.27	553
9.500 - 9.999	26	2,880,642.29	0.64	9.710	352	76.06	544
10.000 -10.499	8	706,830.57	0.16	10.270	357	74.66	538
10.500 -10.999	2	164,656.93	0.04	10.788	357	69.81	537
11.000 -11.499	1	49,933.55	0.01	11.390	357	51.28	562
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

FICO	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	29	$4,771,812.54	1.07%	7.893%	357	74.78%	520
525-549	207	32,478,781.45	7.26	8.003	356	75.20	539
550-574	281	41,532,788.77	9.28	7.582	356	78.30	563
575-599	473	68,030,040.16	15.21	7.116	356	78.89	587
600-624	758	103,005,144.18	23.03	6.990	356	81.05	612
625-649	638	91,789,187.89	20.52	6.805	356	81.04	637
650-674	371	50,668,398.85	11.33	6.734	354	81.57	661
675-699	209	29,436,480.26	6.58	6.877	354	81.70	685
700+	181	25,608,372.77	5.72	6.683	356	82.03	728
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	51	$6,463,334.38	1.44%	6.795%	353	41.24%	599
50.00- 54.99	30	4,566,524.00	1.02	7.293	353	52.41	596
55.00- 59.99	39	6,339,438.96	1.42	7.168	357	57.40	585
60.00- 64.99	60	9,220,546.94	2.06	6.969	357	62.81	603
65.00- 69.99	93	15,743,415.36	3.52	6.992	355	67.82	591
70.00- 74.99	136	22,106,567.65	4.94	7.023	357	72.18	599
75.00- 79.99	261	45,670,004.40	10.21	7.140	355	77.03	596
80.00	1,438	174,181,219.19	38.94	6.887	356	80.00	633
80.01- 84.99	129	22,607,355.34	5.05	7.100	356	83.61	612
85.00- 89.99	404	66,292,739.45	14.82	7.224	356	86.10	611
90.00- 94.99	494	72,558,922.99	16.22	7.253	355	90.01	632
95.00- 99.99	11	1,501,858.50	0.34	7.826	356	95.00	608
100.00	1	69,079.71	0.02	7.190	354	100.00	680
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	1	$56,704.94	0.01%	6.290%	118	80%	651
180	15	1,469,795.08	0.33	7.606	177	78.13	641
240	15	1,623,966.14	0.36	7.203	237	79.43	640
300	1	168,734.20	0.04	7.890	297	90.00	716
360	3,115	444,001,806.51	99.26	7.053	357	80.13	619
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	1	$56,704.94	0.01%	6.290%	118	80%	651
121-180	15	1,469,795.08	0.33	7.606	177	78.13	641
181-240	15	1,623,966.14	0.36	7.203	237	79.43	640
241-300	1	168,734.20	0.04	7.890	297	90.00	716
301-360	3,115	444,001,806.51	99.26	7.053	357	80.13	619
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	93	$10,396,872.10	2.32%	7.077%	356	75.22%	619
20.01 -25.00	149	18,624,199.95	4.16	7.208	354	80.53	619
25.01 -30.00	248	33,692,789.98	7.53	7.123	356	79.08	614
30.01 -35.00	357	47,715,193.90	10.67	7.086	356	79.70	617
35.01 -40.00	518	70,199,666.09	15.69	7.078	356	80.20	620
40.01 -45.00	673	93,454,161.67	20.89	7.042	355	80.46	623
45.01 -50.00	928	139,080,841.33	31.09	6.983	356	80.85	625
50.01 -55.00	163	30,585,538.45	6.84	7.169	356	78.63	598
55.01 -60.00	15	3,017,777.46	0.67	6.820	357	82.56	611
60.01+	3	553,965.94	0.12	7.213	357	84.99	576
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,713	$387,085,878.68	86.53%	7.044%	357	80.21%	615
Fixed	434	60,235,128.19	13.47	7.124	349	79.62	646
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Product	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	2,387	$338,493,173.61	75.67%	7.084%	357	80.28%	614
2/28 6 MO LIBOR IO	34	5,866,118.29	1.31	6.581	356	83.39	635
3/27 6 MO LIBOR	285	41,667,986.80	9.32	6.799	356	79.18	623
3/27 6 MO LIBOR IO	7	1,058,599.98	0.24	6.642	356	81.68	653
Balloon 15/30	2	236,278.36	0.05	7.243	177	85.88	632
Fixed Rate	426	58,764,653.98	13.14	7.136	349	79.68	646
Fixed Rate 5Yr IO	6	1,234,195.85	0.28	6.575	357	75.37	673
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Interest Only	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	47	$8,158,914.12	1.82%	6.588%	356	81.96%	643
Not Interest Only	3,100	439,162,092.75	98.18	7.064	356	80.09	619
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NA	648	$94,932,619.82	21.22%	7.273%	355	79.7%	622
12 months	47	7,419,994.56	1.66	7.251	355	79.84	607
24 months	1,806	254,592,354.03	56.91	7.005	357	80.20	614
36 months	646	90,376,038.46	20.20	6.952	353	80.40	635
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Lien	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	3,147	$447,321,006.87	100.00%	7.055%	356	80.13%	619
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Documentation Type	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	2,100	$276,001,930.83	61.7%	6.974%	356	80.56%	613
Limited Documentation	86	12,813,464.06	2.86	6.781	357	78.30	629
Stated Income	961	158,505,611.98	35.43	7.219	356	79.53	630
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,656	$275,571,146.00	61.6%	7.109%	356	79.5%	609
Purchase	1,045	105,685,112.21	23.63	7.043	357	81.35	637
Rate/Term Refinance	446	66,064,748.66	14.77	6.850	355	80.81	636
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Property Type	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	97	$16,962,852.32	3.79%	7.100%	357	81.07%	624
3 Units	36	8,591,072.75	1.92	6.894	357	77.02	629
4 Units	9	1,382,296.18	0.31	7.642	357	83.22	647
Condominium	159	20,666,421.01	4.62	6.944	357	80.48	630
Duplex	1	382,297.69	0.09	6.870	356	85.00	642
Mobile Home	1	211,290.50	0.05	6.940	357	75.71	612
PUD	82	13,097,744.71	2.93	6.952	354	80.79	621
Single Family	2,740	383,111,376.94	85.65	7.063	356	80.12	618
Townhouse	22	2,915,654.77	0.65	7.271	357	78.27	606
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	103	$13,052,064.01	2.92%	7.526%	356	85.52%	653
Primary	3,037	433,455,602.80	96.90	7.042	356	79.98	618
Second Home	7	813,340.06	0.18	6.569	357	74.64	666
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

State	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	10	$1,105,981.86	0.25%	7.456%	357	81.29%	618
Arizona	107	14,676,498.02	3.28	6.908	357	80.49	619
Arkansas	4	399,262.75	0.09	7.594	357	82.71	613
California	257	51,309,807.52	11.47	6.725	356	75.17	611
Colorado	27	4,052,892.99	0.91	6.669	355	80.48	633
Connecticut	30	5,173,562.39	1.16	6.941	352	78.36	623
Delaware	24	3,225,498.42	0.72	7.089	357	80.79	620
Florida	307	43,584,183.63	9.74	7.098	356	80.50	619
Georgia	107	13,220,510.43	2.96	7.128	355	81.28	623
Idaho	16	1,833,620.04	0.41	6.799	357	83.28	628
Illinois	205	29,470,914.50	6.59	7.129	356	81.43	618
Indiana	105	10,665,649.68	2.38	7.039	355	82.26	619
Iowa	37	3,432,544.74	0.77	7.246	357	82.07	617
Kansas	25	2,826,072.45	0.63	7.419	348	81.86	627
Kentucky	41	4,537,381.30	1.01	6.920	357	83.70	635
Louisiana	21	2,509,373.65	0.56	7.378	357	81.18	623
Maine	4	538,173.35	0.12	6.652	357	80.00	665
Maryland	115	21,081,540.20	4.71	6.959	356	79.32	602
Massachusetts	49	10,508,978.13	2.35	6.680	357	78.46	625
Michigan	140	17,480,190.66	3.91	7.338	356	83.31	624
Minnesota	113	17,761,391.61	3.97	7.073	357	82.20	623
Mississippi	16	1,436,701.80	0.32	7.175	357	80.57	640
Missouri	75	9,013,424.48	2.01	7.176	353	81.80	621
Montana	3	508,842.03	0.11	6.482	357	82.54	703
Nebraska	18	1,695,548.67	0.38	7.108	357	82.47	634
Nevada	52	9,906,214.86	2.21	6.939	357	79.87	614
New Hampshire	11	2,009,623.59	0.45	7.239	357	75.26	626
New Jersey	104	20,799,751.67	4.65	7.222	356	76.62	609
New Mexico	10	1,609,272.35	0.36	7.457	357	82.28	598
New York	54	8,810,593.26	1.97	7.144	355	79.31	615
North Carolina	130	13,986,682.76	3.13	7.371	357	81.49	621
North Dakota	4	313,865.68	0.07	6.659	357	77.13	607
Ohio	131	15,405,929.47	3.44	6.925	356	82.27	628
Oklahoma	11	1,328,367.19	0.30	7.370	345	78.62	618
Oregon	46	7,068,382.37	1.58	6.672	357	82.32	638
Pennsylvania	124	15,563,809.89	3.48	7.110	356	80.29	622
Rhode Island	22	4,363,123.05	0.98	6.781	357	79.98	620
South Carolina	80	7,871,287.96	1.76	7.536	349	81.91	621
South Dakota	15	1,445,561.99	0.32	7.257	357	81.76	630
Tennessee	88	8,613,119.31	1.93	7.225	352	82.91	632
Texas	91	9,214,451.11	2.06	7.270	355	81.23	642

Continued on Next Page...

State *(Continued)*	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Utah	9	$1,179,970.85	0.26%	7.051%	357	80.95%	605
Virginia	115	18,331,959.94	4.10	7.232	354	80.18	612
Washington	48	8,340,438.43	1.86	6.660	357	81.16	623
West Virginia	32	4,511,336.09	1.01	7.138	357	77.54	625
Wisconsin	103	13,476,235.47	3.01	7.250	357	81.35	625
Wyoming	11	1,122,484.28	0.25	6.939	357	81.60	644
Total	**3,147**	**$447,321,006.87**	**100.00%**	**7.055%**	**356**	**80.13%**	**619**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	11	$1,637,950.90	0.42%	5.184%	356	77.86%	641
5.000 - 5.499	92	15,759,225.30	4.07	5.711	357	76.54	644
5.500 - 5.999	287	44,749,563.63	11.56	6.097	357	78.75	633
6.000 - 6.499	596	90,304,592.17	23.33	6.548	357	79.25	627
6.500 - 6.999	751	107,174,865.65	27.69	7.000	357	80.92	621
7.000 - 7.499	470	62,366,393.39	16.11	7.506	357	81.45	605
7.500 - 7.999	242	33,171,313.99	8.57	7.977	357	81.60	591
8.000 - 8.499	141	17,783,325.12	4.59	8.500	357	82.24	579
8.500 - 8.999	78	9,130,545.34	2.36	8.949	357	79.52	562
9.000 - 9.499	33	3,641,080.96	0.94	9.500	357	78.23	545
9.500 - 9.999	8	959,076.98	0.25	9.897	357	74.45	535
10.000 -10.499	4	407,945.25	0.11	10.400	357	72.01	532
Total	**2,713**	**$387,085,878.68**	**100.00%**	**7.044%**	**357**	**80.21%**	**615**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	11	$1,637,950.90	0.42%	5.184%	356	77.86%	641
5.000 - 5.499	92	15,759,225.30	4.07	5.711	357	76.54	644
5.500 - 5.999	287	44,749,563.63	11.56	6.097	357	78.75	633
6.000 - 6.499	596	90,304,592.17	23.33	6.548	357	79.25	627
6.500 - 6.999	751	107,174,865.65	27.69	7.000	357	80.92	621
7.000 - 7.499	470	62,366,393.39	16.11	7.506	357	81.45	605
7.500 - 7.999	242	33,171,313.99	8.57	7.977	357	81.60	591
8.000 - 8.499	141	17,783,325.12	4.59	8.500	357	82.24	579
8.500 - 8.999	78	9,130,545.34	2.36	8.949	357	79.52	562
9.000 - 9.499	33	3,641,080.96	0.94	9.500	357	78.23	545
9.500 - 9.999	8	959,076.98	0.25	9.897	357	74.45	535
10.000 -10.499	4	407,945.25	0.11	10.400	357	72.01	532
Total	**2,713**	**$387,085,878.68**	**100.00%**	**7.044%**	**357**	**80.21%**	**615**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	33	$5,490,807.07	1.42%	5.323%	356	77.87%	639
11.500 -11.999	186	30,114,295.43	7.78	5.832	357	77.14	643
12.000 -12.499	394	61,522,671.18	15.89	6.316	357	79.28	627
12.500 -12.999	826	120,834,669.15	31.22	6.788	357	80.02	626
13.000 -13.499	533	73,567,644.20	19.01	7.259	357	81.75	612
13.500 -13.999	398	53,615,868.78	13.85	7.753	357	80.86	597
14.000 -14.499	153	19,316,675.21	4.99	8.272	357	82.63	583
14.500 -14.999	119	14,701,183.93	3.80	8.751	357	80.94	574
15.000 -15.499	44	5,044,078.30	1.30	9.255	357	77.87	551
15.500 -15.999	21	2,235,252.46	0.58	9.706	357	78.45	541
16.000 -16.499	5	531,907.88	0.14	10.209	357	75.20	533
16.500 -16.999	1	110,825.09	0.03	10.690	357	60.00	535
Total	**2,713**	**$387,085,878.68**	**100.00%**	**7.044%**	**357**	**80.21%**	**615**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	2,713	$387,085,878.68	100.00%	7.044%	357	80.21%	615
Total	**2,713**	**$387,085,878.68**	**100.00%**	**7.044%**	**357**	**80.21%**	**615**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	2,713	$387,085,878.68	100.00%	7.044%	357	80.21%	615
Total	**2,713**	**$387,085,878.68**	**100.00%**	**7.044%**	**357**	**80.21%**	**615**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
September-06	2	$295,436.70	0.08%	6.989%	352	73.21%	591
October-06	5	770,783.57	0.20	7.559	354	83.49	613
November-06	30	4,848,686.43	1.25	7.122	354	81.54	606
December-06	129	19,069,346.58	4.93	6.863	356	82.59	621
January-07	750	102,469,712.05	26.47	7.060	356	79.99	614
February-07	1,194	170,369,667.02	44.01	7.115	357	80.47	614
March-07	309	46,209,182.61	11.94	7.038	358	79.47	614
April-07	2	326,476.94	0.08	7.140	359	81.52	610
October-07	1	108,282.75	0.03	8.040	354	85.00	554
November-07	15	2,035,722.78	0.53	6.410	355	81.18	625
December-07	47	7,488,069.52	1.93	6.744	355	79.43	607
January-08	112	16,306,152.10	4.21	6.727	356	77.61	628
February-08	96	13,786,998.19	3.56	6.902	357	80.28	628
March-08	21	3,001,361.44	0.78	7.018	358	81.26	624
Total	**2,713**	**$387,085,878.68**	**100.00%**	**7.044%**	**357**	**80.21%**	**615**

Group II Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$172,550,443	$43,053	$672,418
Average Scheduled Principal Balance	$167,525		
Number of Mortgage Loans	1,030		
Weighted Average Gross Coupon	7.021%	5.290%	11.490%
Weighted Average FICO Score	628	520	798
Weighted Average Combined Original LTV	80.34%	17.28%	95.00%
Weighted Average Original Term	358 months	120 months	360 months
Weighted Average Stated Remaining Term	355 months	118 months	358 months
Weighted Average Seasoning	3 months	2 months	8 months
Weighted Average Gross Margin	6.706%	0.250%	11.240%
Weighted Average Minimum Interest Rate	6.706%	0.250%	11.240%
Weighted Average Maximum Interest Rate	12.989%	11.290%	17.490%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	22 months	17 months	34 months
Maturity Date		Mar. 1, 2015	Mar. 4, 2035
Maximum Zip Code Concentration	0.60%	93065	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	20	$988,559.78	0.57%	8.006%	348	68.19%	624
50,000.01 - 100,000.00	400	29,240,029.27	16.95	7.598	352	78.54	616
100,000.01 - 150,000.00	97	11,811,515.15	6.85	7.219	350	79.99	605
150,000.01 - 200,000.00	200	35,109,512.79	20.35	6.879	356	79.88	635
200,000.01 - 250,000.00	128	28,666,865.30	16.61	6.854	356	81.98	634
250,000.01 - 300,000.00	53	14,386,459.29	8.34	6.596	357	80.63	648
300,000.01 - 350,000.00	31	10,053,943.08	5.83	6.589	357	83.99	648
350,000.01 - 400,000.00	53	19,872,999.71	11.52	6.963	357	81.41	630
400,000.01 - 450,000.00	25	10,618,787.67	6.15	6.918	357	81.47	624
450,000.01 - 500,000.00	16	7,734,577.66	4.48	7.571	357	74.80	594
500,000.01 - 550,000.00	2	1,025,520.33	0.59	6.988	355	82.69	650
550,000.01 - 600,000.00	3	1,757,675.27	1.02	6.635	357	81.13	640
600,000.01 - 650,000.00	1	611,579.59	0.35	5.950	356	90.00	604
650,000.01 - 700,000.00	1	672,418.01	0.39	6.250	357	76.97	654
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	9	$2,083,561.82	1.21%	5.400%	356	79.51%	655
5.500 - 5.999	81	18,504,201.53	10.72	5.811	356	80.20	658
6.000 - 6.499	133	26,613,789.17	15.42	6.296	357	79.97	640
6.500 - 6.999	292	54,565,765.86	31.62	6.786	356	80.50	639
7.000 - 7.499	173	27,705,116.97	16.06	7.257	353	81.54	630
7.500 - 7.999	165	22,777,602.69	13.20	7.777	353	81.39	607
8.000 - 8.499	77	9,230,214.61	5.35	8.240	354	77.72	591
8.500 - 8.999	59	7,533,127.68	4.37	8.775	355	78.87	566
9.000 - 9.499	23	1,694,358.90	0.98	9.310	357	76.04	573
9.500 - 9.999	12	1,306,943.26	0.76	9.842	357	75.59	542
10.500 -10.999	4	289,666.02	0.17	10.792	305	80.28	545
11.000 -11.499	2	246,094.39	0.14	11.391	357	70.00	542
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

FICO	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	12	$1,635,358.44	0.95%	7.850%	356	76.33%	522
525-549	72	11,369,719.63	6.59	8.212	356	76.61	540
550-574	105	14,905,483.09	8.64	7.729	353	78.40	563
575-599	129	20,358,860.81	11.80	7.140	355	80.13	587
600-624	213	35,037,738.30	20.31	6.973	355	81.27	611
625-649	197	33,339,240.66	19.32	6.786	356	81.12	637
650-674	129	24,526,479.89	14.21	6.792	355	80.86	661
675-699	93	16,952,681.04	9.82	6.744	352	80.36	685
700+	80	14,424,881.04	8.36	6.469	357	81.12	736
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	15	$1,471,759.52	0.85%	7.714%	351	39.05%	605
50.00- 54.99	16	1,722,609.60	1.00	7.343	350	51.51	575
55.00- 59.99	19	2,270,859.54	1.32	7.363	348	57.27	625
60.00- 64.99	19	3,074,736.98	1.78	7.149	357	62.71	586
65.00- 69.99	28	4,587,649.89	2.66	7.061	347	67.76	597
70.00- 74.99	36	6,266,128.79	3.63	7.575	356	71.90	601
75.00- 79.99	87	14,234,982.34	8.25	7.280	355	76.92	601
80.00	503	84,851,691.80	49.18	6.779	356	80.00	648
80.01- 84.99	44	8,870,060.45	5.14	7.159	357	83.59	599
85.00- 89.99	102	18,113,471.70	10.50	7.294	354	86.07	607
90.00- 94.99	152	24,847,339.69	14.40	7.173	355	90.01	628
95.00- 99.99	9	2,239,152.60	1.30	7.278	356	95.00	616
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	1	$99,567.39	0.06%	7.870%	118	75%	575
180	13	1,248,611.45	0.72	7.596	177	76.82	624
240	3	375,587.76	0.22	7.982	237	76.42	673
300	1	56,880.80	0.03	7.440	297	80.00	648
360	1,012	170,769,795.50	98.97	7.015	357	80.38	628
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	1	$99,567.39	0.06%	7.870%	118	75%	575
121-180	13	1,248,611.45	0.72	7.596	177	76.82	624
181-240	3	375,587.76	0.22	7.982	237	76.42	673
241-300	1	56,880.80	0.03	7.440	297	80.00	648
301-360	1,012	170,769,795.50	98.97	7.015	357	80.38	628
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	38	$3,828,003.67	2.22%	7.119%	353	75.94%	630
20.01 -25.00	55	5,905,845.97	3.42	7.280	352	79.42	617
25.01 -30.00	84	10,136,050.60	5.87	7.051	357	78.46	625
30.01 -35.00	129	17,854,635.18	10.35	7.113	354	80.79	634
35.01 -40.00	156	22,376,896.64	12.97	7.129	357	80.01	624
40.01 -45.00	220	41,746,713.90	24.19	6.894	355	79.99	635
45.01 -50.00	274	52,164,449.83	30.23	6.981	354	80.83	636
50.01 -55.00	71	18,045,350.09	10.46	7.092	357	81.86	598
55.01 -60.00	2	416,055.47	0.24	6.948	358	87.72	562
60.01+	1	76,441.55	0.04	6.390	356	80.00	655
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	855	$149,096,969.93	86.41%	6.988%	357	80.74%	625
Fixed	175	23,453,472.97	13.59	7.232	344	77.83	646
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Product	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	739	$124,599,746.87	72.21%	7.066%	357	80.67%	621
2/28 6 MO LIBOR IO	20	5,323,502.29	3.09	6.545	356	82.76	662
3/27 6 MO LIBOR	89	17,238,900.97	9.99	6.673	356	80.82	643
3/27 6 MO LIBOR IO	7	1,934,819.80	1.12	6.047	356	78.75	632
Fixed Rate	175	23,453,472.97	13.59	7.232	344	77.83	646
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Interest Only	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	27	$7,258,322.09	4.21%	6.412%	356	81.69%	654
Not Interest Only	1,003	165,292,120.81	95.79	7.048	355	80.28	627
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NA	131	$26,517,222.42	15.37%	7.297%	355	80.39%	641
12 months	18	4,685,296.88	2.72	6.888	357	78.78	634
24 months	614	100,496,839.74	58.24	6.982	357	80.79	620
36 months	267	40,851,083.86	23.67	6.954	351	79.40	640
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Lien	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,030	$172,550,442.90	100.00%	7.021%	355	80.34%	628
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Documentation Type	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	624	$88,635,733.24	51.37%	6.991%	355	80.36%	613
Limited Documentation	33	8,501,445.34	4.93	6.465	355	79.97	645
No Documentation	1	278,400.00	0.16	5.290	355	80.00	725
Stated Income	372	75,134,864.32	43.54	7.126	355	80.36	644
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	421	$59,642,308.41	34.57%	7.338%	353	78.16%	605
Purchase	535	101,461,766.46	58.80	6.824	356	81.66	642
Rate/Term Refinance	74	11,446,368.03	6.63	7.123	353	80.08	629
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Property Type	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	25	$3,168,829.28	1.84%	7.239%	357	77.08%	621
3 Units	13	2,599,901.67	1.51	6.518	357	80.78	682
4 Units	5	1,230,787.20	0.71	6.517	356	80.74	695
Condominium	62	9,443,433.50	5.47	6.980	357	80.30	631
PUD	20	4,550,746.46	2.64	6.655	357	79.30	627
Single Family	902	151,294,775.70	87.68	7.042	355	80.44	627
Townhouse	3	261,969.09	0.15	7.942	356	80.00	603
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	40	$3,097,847.16	1.8%	7.982%	355	80.69%	641
Primary	988	169,293,150.27	98.11	7.004	355	80.35	628
Second Home	2	159,445.47	0.09	7.190	357	70.88	621
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

State	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	7	$1,014,095.69	0.59%	7.347%	342	82.02%	629
Arizona	37	6,789,901.68	3.94	7.067	357	80.54	636
Arkansas	2	447,435.62	0.26	7.226	357	80.00	607
California	119	33,451,768.69	19.39	6.519	357	80.31	634
Colorado	6	782,164.76	0.45	6.883	357	77.48	640
Connecticut	7	1,410,111.92	0.82	6.534	357	78.13	646
Delaware	10	1,568,415.29	0.91	6.993	357	82.46	644
Florida	112	16,646,125.81	9.65	7.142	356	80.31	616
Georgia	7	2,005,059.91	1.16	7.178	357	70.82	625
Idaho	3	369,652.76	0.21	6.959	358	77.38	616
Illinois	30	5,589,488.36	3.24	7.176	357	80.50	623
Indiana	16	1,681,416.35	0.97	7.278	357	83.06	615
Iowa	15	1,549,260.07	0.90	7.335	357	82.23	624
Kansas	8	556,965.41	0.32	7.664	357	81.66	596
Kentucky	4	591,448.12	0.34	6.621	357	80.00	615
Louisiana	10	986,476.06	0.57	7.535	356	80.83	640
Maine	2	158,661.35	0.09	6.749	356	69.34	605
Maryland	50	10,454,089.36	6.06	6.938	357	79.77	628
Massachusetts	12	3,104,122.92	1.80	6.460	356	80.04	640
Michigan	74	7,615,242.19	4.41	7.432	357	80.67	621
Minnesota	24	4,547,119.60	2.64	6.798	357	81.37	628
Mississippi	4	389,931.99	0.23	7.456	357	86.79	637
Missouri	22	2,239,229.99	1.30	7.516	352	80.64	613
Nebraska	4	408,770.93	0.24	8.496	357	80.00	589
Nevada	18	4,504,640.89	2.61	6.849	357	82.18	631
New Hampshire	3	458,477.11	0.27	7.066	357	77.84	626
New Jersey	26	7,166,540.90	4.15	7.383	357	80.53	637
New York	17	4,394,458.52	2.55	6.761	356	81.67	674
North Carolina	11	2,276,389.71	1.32	7.231	357	82.13	610
North Dakota	1	54,797.17	0.03	6.440	357	55.00	667
Ohio	65	5,960,818.67	3.45	7.088	354	80.05	628
Oklahoma	7	1,129,207.52	0.65	6.765	341	80.85	647
Oregon	15	3,496,283.05	2.03	6.502	357	82.51	631
Pennsylvania	84	10,683,466.25	6.19	7.465	351	81.41	612
Rhode Island	2	519,504.89	0.30	7.105	357	80.00	679
South Carolina	5	919,366.93	0.53	7.697	357	83.93	564
South Dakota	2	121,980.50	0.07	8.369	358	80.00	583
Tennessee	32	2,954,190.31	1.71	7.332	346	79.13	622
Texas	47	5,213,181.38	3.02	7.529	344	76.75	641
Utah	3	425,958.28	0.25	7.508	357	80.00	588
Virginia	58	10,007,017.24	5.80	7.290	350	79.29	630

Continued on Next Page...

State (Continued)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Washington	16	$3,616,168.36	2.10%	6.505%	357	81.48%	628
West Virginia	6	824,461.04	0.48	7.460	356	87.53	602
Wisconsin	26	3,383,593.80	1.96	7.310	357	79.01	628
Wyoming	1	82,985.55	0.05	6.790	358	80.00	622
Total	**1,030**	**$172,550,442.90**	**100.00%**	**7.021%**	**355**	**80.34%**	**628**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.001 - 0.999	1	$396,990.17	0.27%	5.990%	356	70.62%	663
5.000 - 5.499	40	8,538,703.38	5.73	5.636	356	80.19	652
5.500 - 5.999	98	22,022,183.68	14.77	6.052	357	80.53	647
6.000 - 6.499	166	32,353,200.36	21.70	6.544	357	80.77	639
6.500 - 6.999	220	39,594,720.46	26.56	6.994	357	80.63	635
7.000 - 7.499	135	19,953,718.64	13.38	7.477	357	82.15	608
7.500 - 7.999	94	14,091,675.63	9.45	7.977	357	82.14	595
8.000 - 8.499	48	5,942,846.66	3.99	8.521	357	77.74	568
8.500 - 8.999	32	3,887,852.05	2.61	8.889	357	79.75	565
9.000 - 9.499	14	1,287,936.19	0.86	9.428	357	79.87	555
9.500 - 9.999	5	758,079.37	0.51	9.966	357	72.64	535
10.000 -10.499	1	83,804.45	0.06	10.740	355	75.00	522
11.000 -11.499	1	185,258.89	0.12	11.490	357	70.00	547
Total	**855**	**$149,096,969.93**	**100.00%**	**6.988%**	**357**	**80.74%**	**625**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.001 - 0.999	1	$396,990.17	0.27%	5.990%	356	70.62%	663
5.000 - 5.499	40	8,538,703.38	5.73	5.636	356	80.19	652
5.500 - 5.999	98	22,022,183.68	14.77	6.052	357	80.53	647
6.000 - 6.499	166	32,353,200.36	21.70	6.544	357	80.77	639
6.500 - 6.999	220	39,594,720.46	26.56	6.994	357	80.63	635
7.000 - 7.499	135	19,953,718.64	13.38	7.477	357	82.15	608
7.500 - 7.999	94	14,091,675.63	9.45	7.977	357	82.14	595
8.000 - 8.499	48	5,942,846.66	3.99	8.521	357	77.74	568
8.500 - 8.999	32	3,887,852.05	2.61	8.889	357	79.75	565
9.000 - 9.499	14	1,287,936.19	0.86	9.428	357	79.87	555
9.500 - 9.999	5	758,079.37	0.51	9.966	357	72.64	535
10.000 -10.499	1	83,804.45	0.06	10.740	355	75.00	522
11.000 -11.499	1	185,258.89	0.12	11.490	357	70.00	547
Total	**855**	**$149,096,969.93**	**100.00%**	**6.988%**	**357**	**80.74%**	**625**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.000 -11.499	9	$2,083,561.82	1.40%	5.400%	356	79.51%	655
11.500 -11.999	79	18,130,110.93	12.16	5.811	356	80.22	658
12.000 -12.499	114	22,219,886.59	14.90	6.291	357	80.29	635
12.500 -12.999	240	46,677,867.23	31.31	6.786	357	80.88	635
13.000 -13.499	147	24,178,312.06	16.22	7.254	357	81.87	630
13.500 -13.999	131	19,381,580.70	13.00	7.769	357	81.33	601
14.000 -14.499	59	7,142,940.53	4.79	8.243	357	80.92	581
14.500 -14.999	50	6,675,412.11	4.48	8.771	357	78.90	561
15.000 -15.499	15	1,211,017.46	0.81	9.311	357	78.63	564
15.500 -15.999	9	1,127,217.16	0.76	9.857	357	74.31	538
16.500 -16.999	1	83,804.45	0.06	10.740	355	75.00	522
17.000 -17.499	1	185,258.89	0.12	11.490	357	70.00	547
Total	**855**	**$149,096,969.93**	**100.00%**	**6.988%**	**357**	**80.74%**	**625**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	855	$149,096,969.93	100.00%	6.988%	357	80.74%	625
Total	**855**	**$149,096,969.93**	**100.00%**	**6.988%**	**357**	**80.74%**	**625**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	855	$149,096,969.93	100.00%	6.988%	357	80.74%	625
Total	**855**	**$149,096,969.93**	**100.00%**	**6.988%**	**357**	**80.74%**	**625**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Current Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
October-06	4	$950,492.73	0.64%	6.376%	354	80.66%	625
November-06	15	2,198,179.20	1.47	7.366	354	84.11	598
December-06	40	6,127,441.65	4.11	6.749	355	82.06	652
January-07	222	38,764,039.53	26.00	7.067	356	81.23	621
February-07	378	61,311,229.50	41.12	7.063	357	79.86	624
March-07	100	20,571,866.55	13.8	7.030	358	81.79	617
August-07	1	91,205.33	0.06	6.300	352	80.00	617
November-07	10	2,112,974.31	1.42	6.770	354	82.39	631
December-07	15	3,513,379.99	2.36	6.483	355	82.19	632
January-08	35	7,537,936.87	5.06	6.599	356	79.92	641
February-08	29	5,061,202.50	3.39	6.651	357	80.18	651
March-08	6	857,021.77	0.57	6.627	358	78.54	666
Total	**855**	**$149,096,969.93**	**100.00%**	**6.988%**	**357**	**80.74%**	**625**